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                                                                       EXHIBIT 5

                          DONALDSON, LUFKIN & JENRETTE
              Donaldson, Lufkin & Jenrette Securities Corporation
      600 California Street, San Francisco, CA 94108-2704 - (415) 249-2100

                                                               February 14, 1996

Board of Directors
Andros Incorporated
2332 Fourth Street
Berkeley, CA 94710-2402

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the shareholders of Andros Incorporated (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger dated as of February 14, 1996, among CHO Holdings Inc. ("Holdings"), the Company and CHO Acquisition Inc. ("Acquisition"), a wholly owned subsidiary of Holdings (the "Agreement").

    Pursuant to the Agreement, Acquisition will commence a tender offer for all outstanding shares of the Company's common stock at a price of $18.00 per share. The tender offer is to be followed by a merger in which the shares of all shareholders who did not tender would be converted into the right to receive $18.00 per share in cash.

    In arriving at our opinion, we reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning July 31, 1995 and ending July 31, 1999 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to all legal matters relating to the Agreement and transactions contemplated thereby on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has been engaged by Holdings in
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connection with placing $15  million of senior  subordinated notes and  warrants which will be used to help finance the acquisition. DLJ's Private Placement Group will receive usual and customary fees in conjunction with raising the subordinated notes.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the shareholders of the Company pursuant to the Agreement is fair to the shareholders of the Company from a financial point of view.

                                          Very trust yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                           SECURITIES CORPORATION

                                          By:       /s/ Thomas M. Benninger

                                             -----------------------------------
                                                     Thomas M. Benninger
                                                      MANAGING DIRECTOR